Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Join Joby Aviation Executive Chairman and CFO in Fireside Chat 4pm ET Thursday Ahead of Shareholder Vote

2 days ago

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Hear from Joby Aviation’s senior leadership Thursday, July 29 at 4:00 PM ET in a virtual event to discuss the company’s cutting-edge air mobility technology, regulatory landscape, and investment opportunity. The event, hosted by IPO Edge in partnership with The Palm Beach Hedge Fund Association, will include a live discussion and public Q&A, totaling approximately one hour. Sentieo, an AI-enabled research platform, also will provide data.

To register, please CLICK HERE.

Joby plans to go public through a merger with Reinvent Technology Partners (NYSE: RTP) following a shareholder vote on Aug. 5. The electric, vertical take-off and landing passenger aircraft (eVTOL) maker recently nabbed LinkedIn Corp. co-founder Reid Hoffman to sit on its board along with several prominent technology and aviation executives. It also just announced that a full-size prototype vehicle flew more than 150 miles on a single charge, including a vertical take-off and landing.

Shareholders and/or public warrant holders of RTP are encouraged to submit their vote as soon as possible to ensure they are represented at the Extraordinary Meeting and/or the Warrant Holders Meeting, as applicable. RTP has engaged Morrow Sodali LLC (“Morrow Sodali”) as its proxy solicitor in connection with the Extraordinary Meeting and the Warrant Holders Meeting. Shareholders or public warrant holders needing assistance in voting can contact Morrow Sodali by calling 800-662-5200, or banks and brokers can call collect at 203-658-9400, or by emailing RTP.info@investor.morrowsodali.com.

Speakers include:

•	Paul Sciarra, Executive Chairman, Joby Aviation

•	Matt Field, Chief Financial Officer, Joby Aviation

Topics include:

•	Joby aircraft versus other eVTOLs

•	Prototype updates

•	Noise signature superiority

•	Full autonomy in the future

•	Ride sharing

•	Third party sales

•	FAA certification update

•	Regulatory milestone

•	Infrastructure for takeoff/landing

About the Panelists:

Paul Sciarra

Paul Sciarra is Joby Aviation’s Executive Chairman and its first outside investor. Lending his deep product knowledge and business acumen to the company, he was instrumental in the move to a four-seat aircraft operating within a service-based model. Paul’s proven ability to lead world-changing companies by building products designed around the customer is best exhibited by his role as the co-founder and CEO of Pinterest. After Pinterest, Paul was an entrepreneur-in-residence at the leading venture capital firm Andreessen Horowitz.

Matt Field

Matt is Joby Aviation’s Chief Financial Officer. Before joining Joby, he served as the Chief Financial Officer, North America, at Ford Motor Company where he was responsible for the financial operations of a $100 billion revenue operation. In that role, Matt oversaw the finances of Ford’s largest automotive division, which employs more than 100,000 people and produces more than 2.5 million units a year. Prior to joining Ford, he worked at Goldman Sachs and the Board of Governors of the Federal Reserve System.

Contact:

John Jannarone, Editor-in-Chief

editor@IPO-Edge.com

www.IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @IPOEdge

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” in “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby

Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY..